Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

  Telephone (801) 363-7411

Branden T. Burningham, Esq.

  Fax (801) 355-7126

Bradley C. Burningham, Esq.

  email lwb@burninglaw.com

October 22, 2008

Securities and Exchange Commission

Via EDGAR

Re:

Bullion Monarch Mining, Inc.

Form 10-KSB/A for the fiscal year ended April 30, 2007

Filed September 20, 2007

Form 10-QSB for the fiscal quarter ended January 31, 2008

Filed March 17, 2008

Response letter dated July 23, 2008

File No. 1-03896

Dear Ladies and Gentlemen:

After discussions with by the undersigned with a representative from the Securities and Exchange Commission regarding the above referenced matter, the Company would like to request additional time to respond to your comment letter dated October 2, 2008, and make the necessary changes regarding the above referenced filings for Bullion Monarch Mining, Inc. The Company believes that it will have these responses and changes by Thursday, October 30, 2008.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg